Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: May 17, 2022

On May 17, 2022, GBT JerseyCo Limited (“Amex GBT”) posted the following earnings presentation regarding its financial results for the first quarter of 2022.

Amex GBT Q1 2022 Earnings Report May 17, 2022

Legal Disclaimer

Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this presentation, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "predicts," "projects," "should," "could," "would," "may," "will," "continue," "forecast" or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of GBT JerseyCo Limited ("Amex GBT") as of the date of this presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to Amex GBT. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of Apollo Strategic Growth Capital's ("APSG") registration statement on Form S-4 (file no. 333-261820), which was declared effective by the SEC on May 4, 2022 (as amended, the "Registration Statement").The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside Amex GBT's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT in connection with the proposed business combination between APSG and Amex GBT (the "Business Combination"); (2) the inability to complete the Business Combination, including due to the inability to concurrently close the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) the risk that the Business Combination disrupts Amex GBT's current plans and operations; (4) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (5) costs related to the Business Combination; (6) changes in the applicable laws or regulations; (7) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the global COVID-19 pandemic; and (9) other risks and uncertainties described in the Registration Statement. Amex GBT cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates or revisions to any other forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This presentation is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed the Registration Statement with the SEC, containing a prospectus and a proxy statement. APSG has mailed the definitive proxy statement relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG's shareholders and other interested persons are advised to read the Registration Statement, including the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about Amex GBT, APSG and the proposed Business Combination. The definitive proxy statement/prospectus and other relevant materials have been mailed to shareholders of APSG as of a record date of March 1, 2022. Such shareholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC's website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG's and Amex GBT's respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.

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AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

Legal Disclaimer

Use of Projections
This presentation contains projected financial information with respect to Amex GBT. Such projected financial information constitutes forward-looking information and are presented as goals or an illustration of the results that could be generated given a set of hypothetical assumptions that may prove to be incorrect. Such projected financial information should not be viewed as guidance and is not based on Amex GBT's historical operating results and should not be relied upon as necessarily indicative of future results or Amex GBT's actual economics. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, a number of which are beyond the control of either Amex GBT or APSG and subject to change, including the duration and ongoing impact of the COVID-19 pandemic, that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Amex GBT's nor APSG's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. Moreover, Amex GBT operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on Amex GBT's business or the extent to which any factor, or combination of factors, may cause Amex GBT's actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of Amex GBT contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Amex GBT, APSG or any other entity.

Industry and Market Data
This presentation also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, none of Amex GBT, APSG or the third party can guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Amex GBT and APSG have not independently verified any such third party information, and make no representation as to the accuracy of, such third party information.

Financial Statements and Certain Financial Measures
Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Please refer to slide 17 of this presentation for additional details. Amex GBT believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Amex GBT's financial condition and results of operations. Amex GBT's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Amex GBT believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Amex GBT's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income and cash flows that are required by GAAP to be recorded in Amex GBT's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income and cash flows are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results and reconciliations to the most directly comparable GAAP measure are provided on pages 19-21 of this presentation.

Trademarks, Service Marks and Trade Names
Amex GBT or APSG owns or has rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Amex GBT or APSG, or an endorsement or sponsorship by or of Amex GBT or APSG. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Amex GBT or APSG will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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GLOBAL BUSINESS TRAVEL

Today’s Presenters 4 MARTINE GEROW Chief Financial Officer PAUL ABBOTT Chief Executive Officer

Q1 2022 Highlights

Revenue and Earnings Trending Above Full Year Forecast

- Q1 revenue increased 179% to **$350M**, net loss totaled (**$91M**) and Adjusted EBITDA[1] was **($28M);** Adjusted EBITDA[1] in line with plan despite Omicron impact
- Transaction recovery of **46%** vs. 2019 pro forma[2] and revenue recovery of **50%** vs. 2019 pro forma[2]
- Raised FY 2022 revenue guidance by $150 million to **~$1.75 billion** and Adjusted EBITDA guidance by $68 - $78 million to a range of **$75 million - $85 million**

Travel Recovery Has Strong Momentum

- Transaction recovery in the last three weeks of April 2022[3] reached **72%** of 2019 pro forma[2] levels and increased **11** points versus last week in March 2022
- Strong momentum in business travel recovery trends reflect companies returning to travel and reductions in international travel restrictions

A Significant Runway for Growth

- Pro forma new wins value[4] over LTM through the end of April 2022 increased to **$3.9B**, representing **10%** of 2019 pro forma[2] TTV
- SME transaction recovery in the last three weeks of April reached **80%** of 2019 pro forma[2] levels
- New wins YTD: Honda Motors Europe, Novum, Raytheon Technologies, Ferraro Group
- Customer retention rate over LTM through the end of April 2022 remained strong at **95%**

On Track to Deliver Egencia Synergies & Cost Savings

- Two levers for significant margin expansion: **$109M** in Egencia synergies and **$235M** of permanent cost savings
- On track to exceed the forecasted **$25M** of Egencia synergies in 2022
- Permanent cost savings initiatives **100%** actioned, **80%** realized

1. Adjusted EBITDA is a non-GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adjusted EBITDA to GAAP
2. Pro forma assumes Egencia, Ovation and DER acquisitions completed on January 1, 2019, presented with a constant currency adjustment.
3. Average transaction recovery over the last three weeks of April 2022 normalizes for Easter timing impact.
4. Pro Forma New Wins Value refers to expected annual average value over the contract term from new client wins based on 2019 spend and is pro forma to include Egencia for the full year 2021.

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GLOBAL BUSINESS TRAVEL

Travel Recovery Has Strong Momentum Transaction recovery vs. 2019 1 6 We expect momentum to continue to accelerate as: • Businesses continue to reopen offices • Restrictions lift on key international routes • Distributed workforces increase need for internal meetings and in - person collaboration 1. Average transaction recovery over th e last three weeks of April 2022 normalizes for Easter timing impact. 20% 30% 40% 50% 60% 70% 80% 72% Week Ended Jan 15, 2022 Week Ended Apr 9, 2022 3 Weeks Ended Apr 30, 2022 1

SME and Hotel Volumes are Leading the Recovery Weekly transaction recovery compared to 2019 7 1. Average transaction recovery over th e last three weeks of April 2022 normalizes for Easter timing impact. Domestic International Route (Air) 0% 10% 20% 30% 40% 50% 60% 70% 80% SME GMN Total Customer Segment Hotel Air Booking Type EMEA Americas APAC Region of Sale Week Ended Jan 15, 2022 3 Weeks Ended Apr 30, 2022 1 Week Ended Jan 15, 2022 3 Weeks Ended Apr 30, 2022 1 Week Ended Jan 15, 2022 3 Weeks Ended Apr 30, 2022 1 Week Ended Jan 15, 2022 3 Weeks Ended Apr 30, 2022 1

The Leader in a $1.4T Industry Select Recent New Wins A Significant Runway for Growth: New Sales Momentum 8 $3.9B LTM New Wins Value Through April 2022 95% LTM Customer Retention Rate Through April 2022 3 Raytheon Technologies Ferrero Group Honda Motors Europe Novum 80% SME transaction recovery in the last three weeks of April 2022 2 2.5x Average Win Rate 1 1. 2015 – 2021 average; excludes Egencia and Ovation 2. Average transaction recovery over th e last three weeks of April 2022 normalizes for Easter timing impact. 3. Excludes Egencia and Ovation

A Significant Runway for Growth: Product & Technology Innovation 9 ▪ Launched Meetings & Events Sustainability Solutions , helping customers transform to carbon neutral event(s) ▪ Amex GBT Preferred Extras content and savings made available on the Egencia platform ▪ Launched AI pilot on chat , enhancing travelers’ digital experience ▪ Released new Neo Hotel Rate Display , providing travelers with a consumer like storefront retailing experience ▪ Launched Neo Green Air Travel , providing travelers with the ability to sort flight options by carbon emission levels ▪ Developed an innovative and unique AI tool to help Egencia customers optimize their travel approval process ▪ Created a new suite of APIs and Egencia API Developer Center to help customers drive operational efficiencies to their travel and expense programs Unrivaled Choice Unrivaled Value Unrivaled Experience The Powerful Backing of Amex GBT

Accelerating Earnings Power 10 Expect $109M in Total Egencia Synergies ▪ Expect $109M total synergies ($75M revenue, $34M cost) ▪ Completed actions and on track to exceed the expected $25M of Egencia synergies in 2022 ‒ Revenue harmonization on track ‒ GBT Preferred Extras live in Egencia platform ‒ 13 office moves completed, representing 50% of target real estate synergies Executed $235M of Permanent Cost Savings ▪ $235M permanent cost reductions, representing 13% of pre - COVID cost base ▪ 80% of permanent cost reductions realized; remainder as volumes recover

Q1 2022 Financial Highlights 11 ($M) Q1 2022 Q1 2021 B/(W) % Total Transaction Value (TTV) $4,155 $749 454% Transactions Growth (Decline) 382% (82%) Total Revenue $350 $126 179% Travel Revenue $256 $62 318% Product & Professional Services Revenue $94 $64 45% Net loss ($91) ($114) NM Net cash used in operating activities ($154) ($114) NM Adjusted EBITDA 1 ($28) ($90) NM Free Cash Flow 2 ($175) ($123) NM NM = percentages are not meaningful 1. Adjusted EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adjusted EBITDA to GAAP 2. Free Cash Flow is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Free Cash Flow to GAAP

Q1 2022 vs. Q1 2021 Pro Forma 12 ($M) Q1 2022 Q1 2021 Pro Forma 1 B/(W) % Total Transaction Value (TTV) $4,155 $1,004 314% Total Revenue $350 $151 132% Net loss ($91) ($199) NM Adjusted EBITDA 2 ($28) ($157) NM Adjusted EBITDA 2 fall - through on year - over - year revenue growth 65% 1. Pro forma for Egencia ownership. 2. Adjusted EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adjusted EBITDA to GAAP

Liquidity Highlights $329M $250M $335M $90M $824M $817M $1,641M 3/31/2022 Cash Balance 1 Delayed Draw & Revolver PIPE Proceeds APSG Cash Held in Trust (Subject to Redemptions) PF Liquidity with APSG Cash Held in Trust 2 Business Combination Transaction Fees PF Liquidity Before APSG Cash in Trust 1. 3/31/2022 balance excludes $11M of restricted cash 2. Pro Forma Liquidity is before potential preferred equity paydown of $168M and assumes no redemptions by APSG shareholders ▪ Have $800M - $1.6B estimated pro forma liquidity under various redemption scenarios, as of 3/31/22 2 ▪ December 2021 debt refinancing provided an incremental $400M of financing ▪ Upsized and oversubscribed fully committed PIPE investment adds $335M ▪ Pending business combination adds up to $817M cash held in trust ▪ Long - term net leverage target of 2x with flexibility to increase to up to 3x to execute M&A ▪ 3/31/22 pro forma net leverage ratio of (0.7x) to 0.9X, depending on redemptions (based on 2023 Adjusted EBITDA forecast) Strong Liquidity Position After Pending Business Combination 13

Raised 2022 Guidance 1 14 2022 Guidance Vs. Previous 2022 Guidance 2023 Forecast Revenue ~ $1.75B + $150M $2.4B % of 2019 Pro Forma 2 Revenue ~ 63% + 5pts 86% Adjusted EBITDA 3 $75M - $85M + $68M - $78M $527M Adjusted EBITDA Margin 4 4% - 5% + 4pts – 5pts 22% 1. See our Q1 2022 earnings release for a description of certain assumptions and risks associated with this guidance 2. Pro forma for Egencia, Ovation and DER acquisitions completed on January 1, 2019 3. Adjusted EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section 4. Adjusted EBITDA Margin is a non - GAAP measure. Please refer to the Supplemental Materials section

Supplemental Materials

Glossary of Terms Business Combination refers to the proposed business combination between Apollo Strategic Growth Capital and Amex GBT. “B2B” refers to business - to - business. Customer Retention Rate is based on Total Transaction Value (TTV) and includes Egencia. GMN refers to Global Multinational Enterprises. “PIPE” refers to Private Investment in Public Equity. Pro Forma New Wins Value refers to expected annual average value over the contract term from new client wins based on 2019 spend and is pro forma to i nc lude Egencia for the full year 2021. Registration Statement refers to the registration statement filed by Apollo Strategic Growth Capital (No. 333 - 261820), which was declared effective by the SEC on May 4, 2022. SME refers to clients Amex GBT considers small - to - medium - sized enterprises, which Amex GBT generally defines as having an expected a nnual spend on air travel of less than $20 million. This criterion can vary by country and client needs. Total Transaction Value (“TTV”) refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds. Transaction Growth (Decline) represents year - over - year growth or decline as a percentage of the total number of transactions, including air, hotel, car renta l, rail or other travel - related transactions, recorded at the time of booking and is calculated on a gross basis to include cancellations, refunds and exchan ges . To calculate year - over - year growth or decline, Amex GBT compares the total number of transactions in the comparative previous period/year to the total number of transactions in the cur rent period/year in percentage terms.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. Our non-GAAP financial measures are provided in addition to, and should not be considered as an alternative to, other performance or liquidity measure derived in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of our non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

Management believes that these non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance or liquidity across periods. In addition, we use certain of these non-GAAP financial measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment locations. We also use certain of our non-GAAP financial measures as indicators of our ability to generate cash to meet our liquidity needs and to assist our management in evaluating our financial flexibility, capital structure and leverage. These non-GAAP financial measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and/or to compare our performance and liquidity against that of other peer companies using similar measures.

We define EBITDA as net (loss) income before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization.

We define Adjusted EBITDA as net loss before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization excluding costs that management believes are non-core to the underlying business of the Company, consisting of restructuring charges, integration costs, costs related to mergers and acquisitions, non-cash equity-based compensation, long-term incentive plan costs, certain corporate costs, foreign currency gains (losses) and non-service components of net periodic pension benefit (costs).

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are supplemental non-GAAP financial measures of operating performance that do not represent and should not be considered as alternatives to net (loss) income or total operating expenses, as determined under GAAP. In addition, these measures may not be comparable to similarly titled measures used by other companies. These non-GAAP measure have limitations as analytical tools, and these measures should not be considered in isolation or as substitutes for analysis of the Company's results or expenses as reported under GAAP. Some of these limitations are that these measures do not reflect:

- changes in, or cash requirements for, our working capital needs or contractual commitments;
- our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;
- our tax expense, or the cash requirements to pay our taxes;
- recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;
- the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;
- restructuring, mergers and acquisition and integration costs, all of which are intrinsic of our acquisitive business model; and
- impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as a measure of liquidity or as a measure determining discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We believe that the adjustments applied in presenting EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate to provide additional information to investors about certain material non-cash and other items that management believes are non-core to the underlying business of the Company.

We use these measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. These non-GAAP measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We also believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are helpful supplemental measures to assist potential investors and analysts in evaluating our operating results across reporting periods on a consistent basis.

We define Free Cash Flow as net cash (used in) from operating activities, less cash used for additions to property and equipment.

We believe Free Cash Flow is an important measure of our liquidity. This measure is a useful indicator of our ability to generate cash to meet our liquidity demands. We use this measure to conduct and evaluate our operating liquidity. We believe it typically presents an alternate measure of cash flows since purchases of property and equipment are a necessary component of our ongoing operations and it provides useful information regarding how cash provided by operating activities compares to the property and equipment investments required to maintain and grow our platform. We believe Free Cash Flow provides investors with an understanding of how assets are performing and measures management's effectiveness in managing cash.

Free Cash Flow is a non-GAAP measure and may not be comparable to similarly named measures used by other companies. This measure has limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent cash flow for discretionary expenditures. This measure should not be considered as a measure of liquidity or cash flows from operations as determined under GAAP. This measure is not measurement of our financial performance under GAAP and should not be considered in isolation or as alternative to net (loss) income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity.

AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

Pro Forma Financial Information This presentation includes certain pro forma financial information. The pro forma adjustments assume that the Company acquire d E gencia, Ovation and DER as of January 1, 2019 and include a constant currency adjustment. The pro forma financial information is unaudited and is presented for illustrative purposes o nly and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is i t i ndicative of future operating results.

Reconciliation of net loss to EBITDA and Adjusted EBITDA 19 a) Represents severance and related expenses due to restructuring activities. b) Represents expenses related to the integration of businesses acquired. c) Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre - acquisition du e diligence and related activities costs. d) Represents non - cash equity - based compensation expense related to the management incentive plan. e) Excludes ( i ) long - term incentive plan expense of $9 million and $1 million for the three months ended March 31, 2022 and 2021, respectively , (ii) litigation and professional services costs of $1 million for each of the three months ended March 31, 2022 and 2021, (iii) unrealized foreign exchange (losses) gains of $(2) million and $3 million for the three months en ded March 31, 2022 and 2021, respectively, and (iv) non - service component of our net periodic pension benefit related to our defined benefit pension plans of $2 million for each of the three months ended March 31, 2022 and 2021 . Three Months Ended March 31, ($ in millions) 2022 2021 Net loss $ (91) $ (114) Interest expense 19 11 Benefit from income taxes (25) (22) Depreciation and amortization 44 34 EBITDA (53) (91) Restructuring charges (a) 2 — Integration costs (b) 9 1 Mergers and acquisitions (c) 1 3 Equity - based compensation (d) 3 — Other adjustments, net (e) 10 (3) Adjusted EBITDA $ (28) $ (90)

Reconciliation of net cash used in operating activities to Free Cash Flow 20 Three Months Ended March 31, ($ in millions) 2022 2021 Net cash used in operating activities $ (154) $ (114) Less: Purchase of property and equipment (21) (9) Free Cash Flow $ (175) $ (123)

Reconciliation of Pro Forma Revenue Recovery vs. 2019 21 ($ in millions) Three Months Ended March 31, 2019 Three Months Ended March 31, 2022 Revenue $ 519 $ 350 Egencia, Ovation & DER 176 — Foreign exchange at constant currency 7 — Pro Forma Revenue $ 702 $ 350 Revenue Recovery vs. 2019 50%

Reconciliation of 2021 Pro Forma Revenue and Pro Forma Adjusted EBITDA 22 Three Months Ended March 31, 2022 Three Months Ended March 31, 2021 B/(W) vs. Pro Forma Amex GBT Egencia Pro Forma Revenue $350 $126 $25 $151 $199 Net loss (91) (114) (85) (199) 108 Interest expense 19 11 — 11 8 Benefit from income taxes (25) (22) (1) (23) (2) Depreciation and amortization 44 34 14 48 (4) Restructuring charges 2 — 4 4 (2) Integration costs 9 1 — 1 8 Mergers and acquisitions 1 3 — 3 (2) Equity - based compensation 3 — — — 3 Other adjustments, net 10 (3) 1 (2) 12 Adjusted EBITDA $(28) $(90) $(67) $(157) $129